Exhibit 99.11

May 9, 2024

Craig Reynolds

Masimo Corporation

52 Discovery

Irvine, CA 92618

Craig,

I am writing to respond to your various communications proposing that Politan withdraw its nominations in return for Masimo seating one Politan nominee on the Masimo Board.

I would like to make clear that Politan welcomes genuine efforts to avoid a proxy contest. However, we question the productiveness of your approach: First, you called me to make the offer and later told me it expired within less than 24 hours. When I made it clear that I would not make a rushed decision, you then chose to send me a letter that you made public an hour later. It is hard not to see this proposal as little more than gamesmanship, rather than a genuine effort to resolve the deep-seated and recurring governance failures at Masimo that have resulted in substantial harm to the company and its shareholders.

Irrespective of the above, we have taken time to carefully consider your proposal. We think it falls well short of resolving the fundamental governance problems at Masimo, while simultaneously introducing others. Masimo’s Chairman and CEO, Joe Kiani, refuses to provide basic information to the Board and does not seek its approval for any of his spending. Without a majority of truly independent directors not selected by Mr. Kiani, there will be no majority vote to require information to be provided to, nor authority to be sought from, the Board. Your proposal of seating one Politan nominee will simply deadlock the Board—something broadly criticized by governance experts which would merely continue the status quo under which Mr. Kiani can do whatever he wants however he wants with no Board oversight. Further, it is telling that you are publicly proposing to deadlock the Board only one day after I have had to make a 220 demand under Delaware law just to learn information as basic and fundamental as the name of the JV counterparty with whom Mr. Kiani is in discussions.

Masimo needs a majority of truly independent directors. There is a straightforward and clear solution: add Darlene Solomon and Bill Jellison to Masimo’s Board immediately. Politan will not oppose the re-election of Mr. Kiani to the Board (as you know, we have made multiple offers to allow Mr. Kiani to stay on the Board). Darlene and Bill are unquestionably qualified—bringing sorely needed financial, technical, and corporate-spinoff/separation experience. They are both also unquestionably independent—no one on Masimo’s Board or at Politan has any pre-existing relationship with either of them and Politan used a nationally-recognized search firm to identify and contact them.

By adding Bill and Darlene to the Board while allowing Mr. Kiani to remain, Masimo will have seven directors. This would avoid a deadlocked board and finally fulfill Masimo’s promise (made in 2015 and again last year) to expand to seven members.

Given your decision to make your letter public, we are making this response public so that shareholders can have clarity on what has occurred and how we have responded. However, should you wish to engage constructively and privately, we welcome it.

Sincerely,

Quentin

Politan Capital Management LP

106 West 56th Street, 10th Floor | New York, NY 10019